Exhibit 1

INCREDIMAIL LTD. AWARDED CREATIVE EMAIL RELATED PATENT

Tel-Aviv, Israel – March 22, 2006 – IncrediMail Ltd. (NASDAQ: MAIL) announced today that it has been awarded a patent related to its creative email technology in response to an application filed in the United States in 2000. The patent was awarded for a system and method for the visual feedback of command execution in electronic mail systems dealing with the use of 3D animations when sending, receiving, deleting or browsing through emails.

“IncrediMail relies on the quality and creativeness of its products, and this patent further advances and validates our unique approach and technology,” said Yaron Adler, CEO of IncrediMail. Yaron added, “IncrediMail will continue to utilize creativity and system innovations in its future products.”

About IncrediMail Ltd.

IncrediMail designs and markets an integrated suite of customized and entertaining email software products for the consumer market, offering users the ability to design highly personalized email presentations, with our large collection of multimedia content for email communication. Our products include: IncrediMail Xe, which allows users to personalize email messages with creative features and is offered free of charge; IncrediMail Premium, an enhanced version of IncrediMail Xe; IncrediMail Letter Creator, which enables further personalization of backgrounds; The Gold Gallery, a content database of additional backgrounds, animation and notifiers, and Junk Filter Plus an anti-spam solution. IncrediMail generates revenue by the sale of these products and services; licensing and co-branding the Incredi brand to operators of third party websites; and selling paid advertising and sponsored links on its website and email client. For more information about IncrediMail, visit www.incredimail-corp.com.

Forward Looking Statements
Statements made in this press release that are not historical facts, including IncrediMail’s ability to establish and increase creativity and uniqueness and its ability to continually enhance its existing products and to develop new products, are forward-looking statements. These forward looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about IncrediMail and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. The forward-looking statements are made as of this date and IncrediMail does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Any issued patent may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete.

For more information, please contact:
BPC Financial Marketing
John Baldissera
1-800-368-1217